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                             January 16, 2023

       Qi Chen
       Chief Executive Officer
       MOGU Inc.
       Huanglong Wanke Center, 23/F, Building No. G, No. 77 Xueyuan Road Xihu District, Hangzhou, 310012
       People   s Republic of China

                                                        Re: MOGU Inc.
                                                            Form 20-F for
Fiscal Year Ended March 31, 2022
                                                            Response dated
October 7, 2022
                                                            File No. 001-38748

       Dear Qi Chen:

              We have reviewed your October 7, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 13, 2022 letter.

       Annual Report on Form 20-F Filed on July 15, 2022

       Item 3. Key Information, page 3

   1. We note your response to comment 3. Please revise your disclosure to affirmatively state that your Hong Kong
subsidiary does not have any operations.
       Our Holding Company Structure and Contractual Arrangements with the VIEs, page 4

   2. We note your proposed amended disclosure in response to comment 4 and reissue in part.
                                                        Please revise your
diagram of the company's corporate structure to identify the persons or entities that own
equity in MOGU Inc. Your disclosure currently identifies only the persons or entities
that own equity in your subsidiaries and the VIEs. Please also amend
 Qi Chen
MOGU Inc.
January 16, 2023
Page 2
         your disclosure to disclose the challenges the company may face enforcing the contractual agreements with the VIEs due to jurisdictional limits.
Permissions Required from the PRC Authorities for Our Operations, page 6

3. We note your proposed amended disclosure in response to comment 6 and reissue in part.
         Please expand your discussion of the permissions or approvals that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to include permissions or approvals needed to offer your securities to foreign investors. Your current disclosure only addresses the permissions or approvals required to operate the business. Please also describe the consequences to you and your investors if you, your subsidiaries, or the
         VIEs: (i) do not receive or maintain such permissions or approvals,
(ii) inadvertently
         conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Revise to state whether any of the permissions or approvals required to operate your business or offer your securities have been denied. Finally, while your proposed revised disclosure indicates that you, your subsidiaries, the VIEs and their subsidiaries are not required to obtain permissions from the CSRC, you have not affirmatively stated the same with respect to the CAC, if true; please revise.
4. We note your response to comment 7, as well as your statement that counsel has advised that you, your subsidiaries and the VIEs are not required, with a few identified exceptions, to obtain licenses and permits that are material to conduct your operations. Please revise to delete the word "material" and refer to "permissions and approvals" instead of "licenses and permits." Also, if you have received similar advice of counsel with respect to your conclusions as to whether you need permissions and approvals to offer securities to investors, state as much; if you have not, state as much, explain why, and explain the basis for these conclusions.
Transfers of Cash within the Group, page 11

5. We note your proposed amended disclosure in response to comment 9. Please expand the heading of your risk factor to also include the risk that, to the extent cash in the business is in Hong Kong or a Hong Kong entity, the funds may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated
         VIEs by the PRC government to transfer cash. Please also revise any cross-references to this risk factor.
6. We note your proposed amended disclosure in response to comment 10. Throughout the filing, wherever you state that you receive economic benefits from the VIEs, please
FirstName LastNameQi Chen
       qualify such statement with disclosure of the conditions you have satisfied for
Comapany    NameMOGU
       consolidation of theInc.
                             VIEs under U.S. GAAP and the fact that you are the
primary
Januarybeneficiary for of
         16, 2023 Page  2 the VIEs for accounting purposes.
FirstName LastName
 Qi Chen
FirstName
MOGU Inc.LastNameQi Chen
Comapany
January 16,NameMOGU
           2023        Inc.
January
Page 3 16, 2023 Page 3
FirstName LastName
7. We note your proposed amended disclosure in response to comment 11. Please expand your disclosure to disclose the source of your policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.).
8. Please disclose your intentions to settle amounts owed under the VIE agreements.
Summary of Risk Factors, page 13

9. We note your proposed amended disclosure in response to comment 12. In your summary of risk factors, please note that each summary risk factor should have a cross-reference, including page numbers, to the relevant risk factor that includes the title of the relevant risk factor.
       Please contact Alyssa Wall at 202-551-8106 or Lilyanna Peyser at 202-551-3222 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services